EXHIBIT (a)(2)
Consolidated Capital Growth Fund
c/o ConCap Equities, Inc.
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
April 19, 2007
Dear Limited Partner:
     As you may be aware by now, MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF DeWaay Fund 4, LLC; MPF DeWaay Premier Fund 3, LLC; MP Income Fund 16, LLC; MP Falcon Fund, LLC; and MPF Flagship Fund 10, LLC (collectively, the “MPF Group”), initiated an unsolicited tender offer to buy units of limited partnership interest (“Units”) in Consolidated Capital Growth Fund (the “Partnership”) on April 9, 2007.
     The Partnership, through its general partner, ConCap Equities, Inc., is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The general partner does not express any opinion, and is remaining neutral, with respect to the MPF Group’s offer due to a conflict of interest. The general partner is a subsidiary of Apartment Investment and Management Company (“AIMCO”), a publicly traded real estate investment trust. In addition to its indirect ownership of the general partner interest in the Partnership, AIMCO and its affiliates own 33,133.75 Units in the Partnership representing 67.36% of the outstanding Units. Although the general partner owes fiduciary duties to the limited partners of the Partnership, the general partner also owes fiduciary duties to AIMCO as its sole stockholder. Therefore, the general partner is remaining neutral and does not express any opinion with respect to the MPF Group’s offer.
     However, we call your attention to the following considerations:
•	The MPF Group’s offer to purchase estimates the liquidation value of the Partnership to be $116.00 per Unit. However, the MPF Group is only offering $90.00 per Unit.

•	The $90.00 offer price will be reduced by the amount of any distributions declared or made between April 9, 2007 and May 10, 2007, the expiration date of the MPF Group’s offer, which may be further extended.

•	The MPF Group intends to make a profit from the purchase of Units at $90.00.

•	The general partner is currently considering the sale of the Partnership’s property, The Lakes Apartments, a 600-unit apartment complex located in Raleigh, North Carolina (the “Property”). However, the Property is not currently listed or marketed for sale and no assurances can be given regarding the timing or amount of a sale, if any.

•	In connection with refinancing of the mortgage indebtedness encumbering the Property in 2005, the lenders to the Partnership obtained an appraisal of the Property, a copy of which has been obtained by the Partnership. In an appraisal report dated August 12, 2005, an independent appraiser concluded that the market value of the Property was $19,375,000 as of August 1, 2005.

•	The mortgage encumbering the Property matures on September 15, 2007. The general partner anticipates refinancing the mortgage but no assurances can be given that the lender will refinance the mortgage or that a new mortgage will be provided and at what terms the mortgage can be refinanced or replaced.

•	The Partnership made no distributions during the years ended December 31, 2006, 2005 and 2004.

•	AIMCO has made the following direct purchases since January 2004:

		Price Per
Date	Units	Unit
2007	991	$112.00
•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and the American Partnership Board, which are the only two independent sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these services do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by these services is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and the American Partnership Board.
o	Set forth below are the high and low sales prices of Units during the years ended December 31, 2007 (through January 31, 2007), 2006 and 2005, as reported by Direct Investments Spectrum (there were no sales reported by Direct Investments Spectrum during 2004).

	HIGH	LOW
Year Ended December 31, 2007 (through January 31, 2007):	$90.00	$90.00
Year Ended December 31, 2006:	$100.00	$85.12
Year Ended December 31, 2005:	$100.12	$80.00
o	Set forth below are the high and low sales prices of Units during the years ended December 31, 2006 and 2005, as reported by the American Partnership Board (there were no sales reported by the American Partnership Board during 2004 and 2007 (through March 31)).

	HIGH	LOW
Year Ended December 31, 2006:	$85.12	$85.12
Year Ended December 31, 2005:	$100.12	$81.00
•	The MPF Group’s offer is limited to 9,838 Units. If more than 9,838 Units are tendered in the MPF Group’s offer, the MPF Group will accept the Units on a pro rata basis. Therefore, unless the investor selects the “All or None” option, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership.

•	As of April 10, 2007, the Partnership has 49,191 outstanding Units. According to its offer, the MPF Group and its affiliates currently own 399.5 Units in the Partnership representing 0.81% of the outstanding Units. However, our records indicate that the MPF Group directly and indirectly owns or controls an aggregate of 381.5 Units. The MPF Group may be affiliated with other limited partners of the Partnership whose Units are included in their statement of ownership.

•	The MPF Group’s offer to purchase 9,838 Units constitutes 20% of the outstanding Units. Any increase in the MPF Group’s ownership of Units as a result of the MPF Group’s offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the general partner are given an opportunity to consent or object. In addition, the MPF Group could eventually acquire voting control of the Partnership if they acquire more Units than they are offering to purchase in the current offer.

•	AIMCO and its affiliates, which collectively hold approximately 67.36% of the outstanding Units, do not intend to tender any of their Units in the MPF Group’s offer.

•	The MPF Group’s offer states that you will have the right to withdraw Units tendered in the offer at any time until the offer has expired.

•	The MPF Group does not indicate what its specific plans or proposals are regarding future tender offers, however it states that it may make additional tenders for Units or direct purchases of Units at higher prices.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.
     To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties under the Internal Revenue Code. The advice contained in this communication was written to support the promotion or marketing of the transaction or matter addressed by the advice. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.
     If you would like to discuss this matter in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at P.O. Box 2347, Greenville, SC 29602.

Sincerely,

ConCap Equities, Inc.
General Partner